

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, New York 10019

   Re: Silvercrest Asset Management Group Inc.
     Registration Statement on Form S-1
     Filed April 19, 2013
     File No. 333-188005

Dear Mr. Campbell:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on page 35 that you do not believe you are an "investment company" for purposes of the Investment Company Act of 1940. Please provide a complete analysis of this issue. In your response, please address whether and to what extent your recent acquisition of Ten-Sixty Asset Management, LLC impacts your analysis.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.   Please revise where appropriate to clarify that G. Moffett Cochran, your Chairman and Chief Executive Officer, will initially control the vote of the Executive Committee. We note your disclosure on page 30 that as a result of his equity ownership and position on the Executive Committee, Mr. Cochran will initially control the vote of the Executive Committee and, as a result, all of the shares of Class A common stock and Class B common stock held by your principals.

4.   Please revise your cover page to clarify that the offering is a firm commitment offering.

Our Company, page 1

5.   Please provide independent, objective support for the following statements:
   - page 1: you are the largest investment adviser in the United States that is focused on high net worth clients and is principally owned by employees and your clients are among the wealthiest and most sophisticated in the world;
   - page 102: you provide a level of service that wealthy individuals have difficulty obtaining elsewhere; and
   - page 103: you use best-of-breed external managers.

6.   We note your disclosure, such as on pages 3-4, that each of your principal equity strategies has outperformed its respective benchmark since inception. Please provide equally prominent disclosure that you have also had periods in each strategy in which you have underperformed the relevant benchmark and describe how your investment strategies have performed with respect to their respective benchmarks more recently, such as in the last one to three years. We note, in this regard, your disclosure on page 99 that each of your principal equity strategies underperformed its respective benchmark on a one-year annualized performance basis and three of your six principal equity strategies underperformed their respective benchmarks on a three-

year annualized performance basis. Additionally, clarify what you use for benchmarks or explain how the benchmarks are set if they are set internally.

Key Competitive Strengths, page 4

7. Please balance your disclosures of competitive strengths and strategy with an equally prominent discussion of risks and obstacles in implementing this strategy. We note the subsection labeled "Risks Facing our Company." However, the presentation is not as prominent as the discussion of the strengths and strategy.

Our Growth Strategy, page 4

Continuing to Accelerate Our Institutional Growth, page 5

8. Please expand your discussion to explain the significance of your addition to the "approved" lists of certain prominent institutional investments or to further describe these lists. Tell us how many other firms are on the "approved" lists. Additionally, explain what it means to win mandates in your equity strategies.

9. Clarify what you mean by the "early stages" of the national marketing campaign and whether you have begun providing services to the fund yet.

Use of Proceeds, page 9

10. Please revise where appropriate to clarify the certain limited partners from whom you will purchase these units.

The loss of key investment professionals or members of our senior management . . . , page 20

11. We note your reference in this section to key investment professionals and key members of your senior management as well as your reference on page 123 to individuals considered to be critical to your future success. Please revise where appropriate to identify key or critical employees.

We are subject to extensive regulation that imposes numerous obligations on our business, page 22

12. We note your statement that certain provisions of Dodd Frank will cause you to reconsider your business model and others may increase regulatory burdens. Please identify the provisions you are referring to.

The regulatory environment in which we operate . . . , page 23

13.   Please describe significant changes in the recent past to the legislative and regulatory environment in which you operate that have materially impacted your business or results of operations.

Reductions in business sourced through third-party distribution channels . . . , page 29

14.   Please revise to clarify the portion of your business that is currently sourced through third-party distribution channels and sub-investment advisory relationships.

The cost of insuring our business is substantial and may increase, page 30

15.   Please revise to quantify your "substantial" insurance costs and to explain the types of insurance coverage that may not be available or may only be available at prohibitive costs.

Anti-takeover provisions in our second amended and restated certificate . . . , page 40

16.   Please revise this section to describe the risk to holders of your Class A common stock related to anti-takeover provisions in your second amended and restated certificate of incorporation and amended and restated bylaws including:
   •   the inability of your stockholders to take action by written consent;
   •   the inability of your stockholders to call a special meeting or to require your board to call a special meeting;
   •   advance notice requirements;
   •   the ability of your board to increase the authorized number of directors;
   •   the inability to remove directors without cause;
   •   the general filling of vacant directorships by your board; and
   •   the authority given to your board of directors to adopt, amend, or repeal the bylaws while similar shareholder action requires a supermajority vote.

The Reorganization and our Holding Company Structure, page 43

17.   Please file the stockholders' agreement pursuant to which your principals agree to vote all shares of Class A and Class B common stock in accordance with the

decisions of the Executive Committee.   If the agreement will not be signed prior to completion of the offering, please file a form of the stockholders' agreement.

Selected Historical Consolidated Financial Data, page 62

Selected unaudited operating data, page 63

18.   Please disclose an explanation for footnote (4) that is referenced to Adjusted EBITDA margin.

Unaudited Pro Forma Consolidated Financial Information, page 65

19.   Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Management's Discussion and Analysis Financial Condition and Results of Operations, page 72

Overview – Revenue, page 73

20.   We note your disclosure on page 75 that advisory fees (which are generally based on the value of assets under management) are also adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. Please revise to more clearly explain the impact that such cash flows have on your advisory fees.

Critical Accounting Policies and Estimates, page 87

Goodwill and Intangible Assets, page 87

21.   We note that you estimate the fair value of your reporting unit based upon information available regarding prices of similar groups of assets or other valuation techniques including present value techniques based upon estimates of future cash flows. Please enhance your disclosure to more clearly describe the methods and assumptions used in determining the fair value of your reporting unit.

Equity-Based Compensation, page 89

22.   We note that the valuation of your February 2012 grant of 1,000 units was determined using a market-based approach while your February 2011 grant of 10,802 units was determined by applying equal weighting to both a discounted cash flow (DCF) and market-based approach. Please explain the factors you considered in determining to move to a 100% market-based approach for your February 2012 grant rather than continuing to use some combination of both a DCF and market-based approach. Please also explain whether the values determined under your DCF model for your February 2011 grant were significantly different than those determined under a market-based approach, and if so, whether you performed any procedures to reconcile and/or understand the reasons for the differing valuations. Finally, please clarify what the "assumed initial public offering discount of 15%" applied to the valuation of your February 2012 grant represents and how it was estimated.

23.   Confirm that you will provide qualitative and quantitative disclosures for each significant factor contributing to any difference between the most recently estimated per unit limited partnership interest with the IPO price once you have disclosed the estimate of the IPO price/range.

Business, page 93

History, Organization and Philosophy, page 96

24.   We note the compound annual growth rate of assets under management on page 96 and compound annual growth rate of total client assets on page 98. As the compound annual growth rate does not provide any information about volatility, please provide the growth rate range since inception. Additionally, also disclose the compound annual growth rate for assets under management including the period from August 2008 through December 31, 2012.

Institutional Market, page 98

Organic Growth, page 100

25.   We note your disclosure in the last paragraph on page 100 that you are encouraged by the early results of your business development team. The statements appear overly promotional as your business development team was recently created. Please expand your disclosure to describe the results or delete the statement. For example, is the

success based on the number of new clients, the number of inquiries by potential new clients, or the quality of the promotional materials?

26.   Please revise to explain why your much larger competitors with significant resources cannot easily tailor solutions to suit clients' needs. For example, we note your disclosure in the first bullet point on page 29 that a number of your competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than you do.

Principal Components of Compensation, page 121

27.   Please clarify the percentage of the equity interests in Silvercrest L.P. and Silvercrest GP LLC or the profits percentage held by each of your named executive officers. Please also tell us how distributions to your named executive officers based on their ownership interests are reflected in your summary compensation table and where you discuss amounts of 2012 profits allocated to your named executive officers based on their ownership interests and their equity balances as of the end of the fiscal year. In the alternative, tell us why you believe such disclosure is not necessary.

Summary Compensation Table, page 124

28.   Please revise to include compensation disclosure for your named executive officers for fiscal 2011. Refer to Instruction 1 to Regulation S-K Item 402(n).

Description of Capital Stock, page 139

29.   You disclose that immediately prior to this offering, your authorized capital stock will consist of 50 million shares of Class A common stock, 25 million shares of Class B common stock and 10 million shares of preferred stock. However, the balance sheet of Silvercrest Asset Management Group, Inc. on page F-4 shows only 50,000 shares of Class A common stock and 25,000 shares of Class B common stock authorized as of December 31, 2012. Further, your disclosure on page F-6 indicates that effective February 28, 2013 your authorized shares were reduced to 4,000, including 2,000 shares of Class A common stock, 1,000 shares of Class B common stock and 1,000 shares of preferred stock. Please address these apparent inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director